

Mail Stop 3233

June 15, 2017

<u>Via E-Mail</u>
Benjamin S. Miller
Chief Executive Officer
Fundrise Advisors, LLC
1601 Connecticut Avenue NW, Suite 300
Washington, D.C. 20009

> **Re:     Fundrise National For-Sale Housing eFund, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 22, 2017**
> **CIK No. 0001706656**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.     We note that you intend to invest in real estate-related debt.  We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

2.     Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for

example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3.    Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4.    We note your disclosure throughout that you were formed primarily to acquire property for the development of for-sale housing in the metropolitan statistical areas in which your sponsor is not currently sponsoring another regionally or locally focused For-Sale eFund, which you refer to as "Additional MSAs." Please revise your disclosure to more specifically clarify the "Additional MSAs" to which you refer. For example purposes only, if you intend to consider acquiring property for development in MSAs throughout the United States with the exception of Los Angeles, CA and Washington, DC, please so specify.

Plan of Operation

Critical Accounting Policies

Credit Losses, Impairment and Allowance for Doubtful Accounts, page 108

5.    Please note that the FASB Accounting Standards Codification became effective on July 1, 2009 and as a result, all non-SEC accounting and financial reporting standards have been superseded. In your amended filing, please revise your references to accounting standards accordingly.

Prior Performance Summary, page 109

6.    Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any eDirect Program, or advise us why you do not believe this disclosure is material. Refer to Section 8.A(2) of Industry Guide 5.

Description of our Common Shares

Valuation Policies, page 116

7.      Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Notes to Balance Sheet

6. Subsequent Events, page F-9

8.      Please amend to note the actual date through which the company evaluated subsequent events for determining whether any material events were identified requiring adjustment or disclosure.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc:     Mark Schonberger
        Goodwin Procter LLP
        Via E-mail